Delaware Investments Dividend and
Income Fund, Inc.

N SAR Exhibit List


Exhibit 77.E	On September 15, 2008,
Lehman Brothers Holdings Inc. (Lehman)
filed a voluntary petition for bankruptcy relief under chapter 11 of Title 11 of the United States Code in the United States
Bankruptcy Court for the Southern District of New York. Subsequently, several
Lehman affiliates, including the following entity, filed for similar relief in the same court: Lehman Brothers Special Financing
Inc. on October 3, 2008.  On October 11,
2008, Lehman and its affiliates filed a
motion, which was approved on October 16, 2008, requesting joint administration of these chapter 11 cases in the United States
Bankruptcy Court for the Southern District of New York.

The Registrant intends to file a proof of claims against the entity listed above. As of the date of this N SAR, the total value of the claim expected to be filed by the Registrant is approximately $33,419.00.





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